UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 15, 2003

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On August 15, 2003, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and is deemed to be filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated August 15, 2003	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
          Registrant

Date: August 15, 2003   /s/ Mark T. Schwetschenau
                                 Mark T. Schwetschenau
                                 Vice President and Controller
                                 (Principal Accounting Officer)

INDEX TO EXHIBITS

EXHIBIT 99.1

Media Contact: **Roy Wiley**   **630-753-2627**
Investor Contact: **Mark Oberle**   **630-753-2406**

NAVISTAR RETURNS TO PROFITABILTY IN THIRD QUARTER AS PREVIOUSLY FORECAST; CONTINUED IMPROVEMENTS SEEN FOR FOURTH QUARTER

Cost Reduction Remains On Target With Solid Profit Forecast For 2004;
Substantial Pickup In July Industry Medium Truck Orders

WARRENVILLE, Ill. -- August 15, 2003 – As it previously forecast, Navistar International Corporation (NYSE: NAV), the nation's largest combined commercial truck, school bus and mid-range diesel engine producer, today reported that it returned to profitability in its third fiscal quarter ended July 31, 2003 and said that it is on track to be solidly profitable in the fourth quarter.

Net income from continuing operations for the three months ended July 31, 2003 totaled $19 million, equal to $0.26 per diluted common share, compared with a loss of $16 million or ($0.26) per diluted common share a year ago. The consensus estimate of analysts was a profit of $0.25 cents per share.

Consolidated sales and revenues from manufacturing and financial services operations for the third quarter totaled $1.9 billion, compared with $1.6 billion in the same quarter a year ago.

Daniel C. Ustian, Navistar president and chief executive officer, said that the third quarter profit

was achieved despite continued softness in medium truck shipments, but said he was encouraged by strong

pickup in new medium truck orders in July.

According to Ustian, preliminary July industry Class 6-7 medium truck orders totaled 7,700 units, up 37 percent over a year ago and the highest monthly total since August 2002. The company, the leader in the Class 6-7 market with year-to-date market share of 42 percent, recorded 3,400 orders in July, or 44 percent of the industry total.

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EXHIBIT 99.1

Page Two/3Q Earnings

Industry heavy truck orders in July totaled 17,200 units, the third consecutive month of solid order rates. Ustian noted that heavy truck orders are generally considered an early-cycle barometer of overall economic momentum

"Our focus continues to be on improving our cost structure so that we can be profitable at all points of the business cycle," Ustian said. "We are pleased by the outstanding performances recorded in the third quarter by both our parts and service organization and our finance group. We anticipate we will be solidly profitable in the fourth quarter, with diluted earnings of between $0.65 and $0.75 per share from continuing operations. Despite a strong and profitable second half, based upon our current industry expectations, it will be difficult to overcome the deficit recorded in the first six months of the year."

Turning to the future, Ustian said the company looks for "solid profitability in 2004 as overall economic momentum improves."

Manufacturing gross margins in the third quarter rose to 13.5 percent, up from 12.9 percent in the second quarter and above the 12.2 percent reported in the third quarter last year.

For the first nine months of fiscal 2003, Navistar reported a loss from continuing operations of $91 million, or ($1.35) per diluted common share, compared with a loss of $71 million, or ($1.18) per diluted common share in the first nine months of 2002. Consolidated sales and revenues for the first nine months of fiscal 2003 rose to $5.3 billion from $4.7 billion in the same period in 2002.

Worldwide shipments of International brand heavy and medium trucks and school buses during the third quarter totaled 21,200 units, up from the 19,800 units shipped in the third quarter of 2002. Shipments of mid-range diesel engines to other original equipment manufacturers during the quarter totaled 82,200, compared with 73,400 units in the third quarter last year.

Despite the July industry increase in orders for medium trucks, Ustian said the company has lowered its forecast for North American industry retail sales for Class 6-7 trucks to 72,700 units for the year ending October 31, 2003, down from the previous forecast of 77,300 units and approximately the same as 2002 sales. School bus retail sales forecasts remain unchanged at 27,500 units, as does the forecast for Class 8 heavy trucks at 156,000 units. He explained the July increase in industry orders came too late to improve production and retail sales for the company's fiscal year ending October 31, 2003.

-more-

EXHIBIT 99.1

Page Three/3Q Earnings

The company also reduced the estimate of mid-range diesel engines that International will produce for its own use and for sale to other manufacturers from 417,000 units to 400,000 units for the year ending October 31, 2003 as the result of the decline in anticipated industry demand for medium trucks and the slight decline for super duty pickup trucks.

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation. The company produces International® brand commercial trucks, mid-range diesel engines and IC brand school buses and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. With the broadest distribution network in North America, the company also provides financing for customers and dealers. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. Additional information is available at www.nav-international.com.

Forward Looking Statements

Statements contained in this news release that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to general economic, business and financing conditions, labor relations, governmental action, competitor pricing activity, expense volatility, and other risks detailed from time to time in Navistar's Securities and Exchange Commission filings. Navistar assumes no obligation to update the information included in this news release.

Conference Call Scheduled

The company's conference call with security analysts to discuss the earnings report will be web cast at 10 a.m. CDT today. The web cast can be accessed through Navistar's website at http://www.nav-international.com/investor/ and connecting to the link to the conference call. Additional financial information can be found at http://www.nav -international.com/investor, via the financial and investor information link to the overview page.

-- 30 --

EXHIBIT 99.1

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)
(Millions of dollars, except per share data)

	Three Months Ended July 31		Nine Months Ended July 31	
	2003	2002	**2003**	2002
Sales and revenues				
Sales of manufactured products	**$ 1,810**	$ 1,524	**$ 5,097**	$ 4,502
Finance and insurance revenue	**81**	61	**226**	210
Other income	**3**	6	**13**	16
Total sales and revenues	**1,894**	1,591	**5,336**	4,728
Costs and expenses				
Cost of products and services sold	**1,579**	1,355	**4,587**	3,985
Postretirement benefits expense	**71**	58	**225**	174
Engineering and research expense	**57**	61	**175**	190
Selling, general and administrative expense	**120**	115	**366**	376
Interest expense	**33**	39	**104**	115
Other expense	**2**	2	**20**	19
Total costs and expenses	**1,862**	1,630	**5,477**	4,859
Income (loss) from continuing operations before income taxes	**32**	(39)	**(141)**	(131)
Income tax expense (benefit)	**13**	(23)	**(50)**	(60)
Income (loss) from continuing operations	**19**	(16)	**(91)**	(71)
Loss from discontinued operations	**(1)**	-	**(4)**	(5)
Net income (loss)	**$ 18**	$ (16)	**$ (95)**	$ (76)
Basic earnings (loss) per share				
Continuing operations	**$ 0.27**	$ (0.26)	**$ (1.35)**	$ (1.18)
Discontinued operations	**(0.01)**	(0.01)	**(0.06)**	(0.09)
Net income (loss)	**$ 0.26**	$ (0.27)	**$(1.41)**	$ (1.27)
Diluted earnings (loss) per share				
Continuing operations	**$ 0.26**	$ (0.26)	**$ (1.35)**	$ (1.18)
Discontinued operations	**(0.01)**	(0.01)	**(0.06)**	(0.09)
Net income (loss)	**$ 0.25**	$ (0.27)	**$(1.41)**	$ (1.27)
Average shares outstanding (millions)				
Basic	**68.5**	60.6	**67.7**	60.2
Diluted	**74.8**	60.6	**67.7**	60.2

The Statement of Income includes the consolidated financial results of the company's manufacturing operations with its wholly owned financial services operations.

08/14/03

EXHIBIT 99.1

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
(Millions of dollars)

	As of July 31	
	2003	2002
ASSETS		
Current assets		
Cash and cash equivalents	$ **187**	$ 547
Marketable securities	**125**	10
Receivables, net	**869**	622
Inventories	**536**	714
Deferred tax asset, net	**256**	154
Other assets	**188**	152
Total current assets	**2,161**	2,199
Marketable securities	**439**	256
Finance and other receivables, net	**957**	1,267
Property and equipment, net	**1,304**	1,514
Investments and other assets	**328**	210
Prepaid and intangible pension assets	**59**	277
Deferred tax asset, net	**1,346**	851
Total assets	**$ 6,594**	$ 6,574
LIABILITIES AND SHAREOWNERS' EQUITY		
Liabilities		
Current liabilities		
Notes payable and current maturities of long-term debt	$ **229**	$ 399
Accounts payable, principally trade	**892**	932
Other liabilities	**1,012**	708
Total current liabilities	**2,133**	2,039
Debt: Manufacturing operations	**871**	789
Financial services operations	**1,418**	1,417
Postretirement benefits liability	**1,362**	915
Other liabilities	**517**	366
Total liabilities	**6,301**	5,526
Commitments and contingencies		
Shareowners' equity		
Series D convertible junior preference stock	**4**	4
Common stock and additional paid in capital		
(75.3 million shares issued)	**2,121**	2,139
Retained earnings (deficit)	**(890)**	(261)
Accumulated other comprehensive loss	**(725)**	(361)
Common stock held in treasury, at cost	**(217)**	(473)
Total shareowners' equity	**293**	1,048
Total liabilities and shareowners' equity	**$ 6,594**	$ 6,574

The Statement of Financial Condition includes the consolidated financial results of the company's manufacturing operations with its wholly owned financial services operations.

08/14/03